Goodwin Procter LLP
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goodwinprocter.com
October 4, 2010
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AVANIR Pharmaceuticals, Inc. Withdrawal of Acceleration Request for Registration Statement Form S-3 (No. 333-169175)
Ladies and Gentlemen:
     On behalf of our client, Avanir Pharmaceuticals, Inc. (“Avanir”), we hereby withdraw the acceleration request, dated September 30, 2010, that was submitted by Avanir to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”).
     We understand that although the Staff has completed its review of the Registration Statement, a comment remains outstanding on the Company’s periodic filings and that acceleration of effectiveness will not be granted until this remaining comment is cleared.
     Please call me if you have any questions or concerns regarding this matter.

Sincerely,
/s/ Ryan A. Murr
Ryan A Murr